Forward Funds

Response to Item 77E

SUB-ITEM 77E: Legal Proceedings

Lehman Brothers Holdings Inc. Adversary Proceeding: The Investment Grade Fixed-Income Fund is a named noteholder defendant in connection with a pending adversary proceeding in the United States Bankruptcy Court for the Southern District of New York (Docket No. 10-03547 (JMP)) (the “Adversary Proceeding”). The Adversary Proceeding is brought by Lehman Brothers Special Financing Inc. and names as defendants the issuers of certain assetbacked securities (the “Issuer Defendants”), the trustees for such securities, and certain of the investors in the securities who allegedly received distributions that the plaintiff is asserting should have been distributed to the plaintiff. The claims alleged include preference and avoidance claims under Sections 547, 548 and 549 of the Bankruptcy Code, and all seek return of the distributions received by the defendants. The complaint does not contain a specific monetary demand concerning the Investment Grade Fixed-Income Fund. The Adversary Proceeding is currently stayed pursuant to an order of the Bankruptcy Court. Lehman Brothers Special Financing Inc. and the Investment Grade Fixed-Income Fund have agreed in principle to a settlement of this matter, pending final documentation. The amount expected to be paid by the Investment Grade Fixed-Income Fund in final settlement of this matter has been recorded in the financial statements of the Investment Grade Fixed-Income Fund as of December 31, 2013.